Mail Stop 3561

								April 25, 2006

Paul D. Stevelman, Esquire
Greenwich Capital Commercial Funding Corp.
600 Steamboat Road
Greenwich, Connecticut 06830

      Re:	Greenwich Capital Commercial Funding Corp.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed March 30, 2006
		File No. 333-131400

Dear Mr. Stevelman:

      We have reviewed your responses to the comments in our letter dated February 27, 2006 and have the following additional comments.

Registration Statement on Form S-3

General
1. We reissue our prior comment 1. We note that you have "reasonable grounds to believe" that the depositor and each issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, but please provide confirmation of the same.
2. We note your response to our prior comment 3 and reissue the comment. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown and not within 15 days after the closing.
3. We note your response to our prior comment 6. Please confirm that you will delete the disclaimer of liability if a servicer is an affiliate of the issuer or underwriters.

Annex A-3
4. Please also include bracketed disclosure indicating that you will provide net operating income and net cash flow information, as well as the components of net operating income and net cash flow, for each mortgaged property. Refer to Item 1111(b)(9)(i)(B) of Regulation AB.

Base Prospectus

Substitution, Acquisition and Removal of Mortgage Assets, page 7
5. We note the disclosure that a certificate-holder may exchange the certificates it holds for one or more of the mortgage loans or mortgage-backed securities constituting part of the mortgage pool underlying those certificates. Please provide us an analysis of these exchange rights under the 1940 Act.

Mortgage Backed Securities, page 65
6. Please tell us how you can publicly resell the mortgage participation without registration.

Credit Support, page 68
7. Please indicate that credit derivatives are limited to interest rate and currency swaps or explain to us how another type of derivative meets the definition of an asset-backed security.

Description of Credit Support, page 106
8. Refer to the second bullet point. Please delete "or similar agreements or instruments." All anticipated forms of credit support should be described in the base prospectus.

Credit Derivatives, page 108
9. Please delete credit default swaps and total return swaps. Swaps should be limited to interest rate and currency swaps or tell us how other anticipated swaps would meet the definition of an asset-backed security. Please refer to the discussion at Section III.A.2. of the
Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3210.

								Sincerely,



								Susan Block
							Attorney-Advisor

cc:	Via Facsimile (212) 504-6666
	Anna H. Glick, Esquire
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, NY 10281
Greenwich Capital Commercial Funding Corp.
April 25, 2006
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